UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

TEM HOLDINGS, INC.

(Offeror)

HUBSPOKE HOLDINGS, INC.

(Offeror)

CLEARLAKE CAPITAL PARTNERS II, L.P.

(Other Party)

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(Cusip Number of Class of Securities)

Kevin A. Wood

President and Chief Executive Officer

Hubspoke Holdings, Inc.

379 Thornall Street, 10th Floor

Edison, New Jersey 08837

(732) 692-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$14,338,556	$1,955.78

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $1.18, the tender offer price, by (b) the sum of (i) 10,845,111, the issued and outstanding shares of Veramark common stock, and (ii) 1,306,208, the number of shares of Veramark common stock issuable by Veramark upon the exercise of outstanding stock options with an exercise price less than $1.18 pursuant to Veramark’s stock option plans. The foregoing figures have been provided by the issuer to the offeror and are as of June 13, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, by multiplying the transaction value by .00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,955.78	Filing Party: TEM Holdings, Inc., Hubspoke Holdings, Inc. and Clearlake Capital Partners II, L.P.
Form or Registration No.: Schedule TO	Date Filed: June 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) filed by Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”), TEM Holdings, Inc. (“TEM Holdings”), a Delaware corporation and a wholly-owned subsidiary of Hubspoke, and Clearlake Capital Partners II, L.P., an affiliate of each of Hubspoke and TEM Holdings. The Schedule TO relates to the offer by TEM Holdings to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (“Veramark”), at $1.18 per Share, net to the seller in cash (the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated June 17, 2013, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of this Schedule TO is hereby amended and supplemented by adding the text set forth below in Item 4.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of this Schedule TO is hereby amended and supplemented by adding the following text thereto:

Hubspoke today announced that the Offer expired at 12:00 midnight Eastern Time on the evening of July 15, 2013, the initial expiration date of the Offer, as described in the Offer to Purchase. All Shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer and applicable law.

Based on preliminary information from the depositary for the tender offer, 9,920,156 shares, representing over 90.90% of the outstanding shares of common stock of Veramark as of the close of business on July 15, 2013, were validly tendered and not withdrawn prior to the expiration of the Offer. All of such shares have been accepted for payment in accordance with the terms of the Offer, including 43,819 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedure.

Hubspoke expects to effect a short-form merger under Delaware law as promptly as practicable pursuant to which TEM Holdings will be merged with and into Veramark, with Veramark continuing as the surviving corporation.

Upon completion of the Merger, each outstanding Share not tendered in the Offer (other than Shares held by Hubspoke, TEM Holdings or Veramark (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor and other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) is hereby amended and supplemented by adding the text set forth in Item 4.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2013

HUBSPOKE HOLDINGS, INC.

By:	/s/ Kevin A. Wood
Name: Kevin A. Wood
Title: President and Chief Executive Officer

TEM HOLDINGS, INC.

By:	/s/ Kevin A. Wood
Name: Kevin A. Wood
Title: President and Chief Executive Officer

CLEARLAKE CAPITAL PARTNERS II, L.P.

BY:	Clearlake Capital Partners II GP, L.P.
ITS:	General Partner
BY:	Clearlake Capital Partners, LLC
ITS:	General Partner
BY:	CCG Operations, LLC
ITS:	Managing Member

By:	/s/ Behdad Eghbali
Name: Behdad Eghbali
Title: Manager

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 17, 2013. (incorporated by reference to Exhibit 99(a)(1)(i) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (incorporated by reference to Exhibit 99(a)(1)(ii) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. (incorporated by reference to Exhibit 99(a)(1)(iii) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit 99(a)(1)(iv) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit 99(a)(1)(v) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on June 17, 2013. (incorporated by reference to Exhibit 99(a)(1)(vi) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 11, 2013, by and among Hubspoke, Merger Sub and Veramark. (incorporated by reference to Exhibit 99(d)(1) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(d)(2)	Form of Tender and Support Agreement, among Hubspoke, Merger Sub and certain stockholders of Veramark (incorporated by reference to Exhibit 99(d)(2) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(d)(3)(i)	Mutual Non-Disclosure Agreement, dated May 8, 2013, between Clearlake Capital Group, L.P. and Veramark. (incorporated by reference to Exhibit 99(d)(3)(i) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(d)(3)(ii)	Amendment to Mutual Non-Disclosure Agreement, dated May 24, 2013, between Clearlake Capital Group, L.P. and Veramark. (incorporated by reference to Exhibit 99(d)(3)(ii) from the Schedule TO, filed by TEM Holdings, Hubspoke and Clearlake Capital Partners II, L.P. with the Securities and Exchange Commission on June 17, 2013)

(g)	Not applicable.

(h)	Not applicable.